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                                               FILING PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-70523


                           PROSPECTUS SUPPLEMENT NO. 1
                                       TO
                       PROSPECTUS DATED NOVEMBER 29, 2001


                                26,865,380 SHARES


                          ADVANCED VIRAL RESEARCH CORP.

                                  COMMON STOCK

         You should read this prospectus supplement no. 1 along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement no. 1 and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

         This prospectus supplement no. 1 and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement no. 1 and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

         Information in this prospectus supplement no. 1 and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement no. 1 or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

         Our principal executive offices are located at 200 Corporate Boulevard South, Yonkers, New York 10701. Our telephone number is (914) 376-7383.

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         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS.

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         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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        THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 1 IS DECEMBER 28, 2001


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                                   THE COMPANY

         On December 3, 2001, William Bregman ("Bregman"), Bernard Friedland ("Friedland") and Louis Silver ("Silver") resigned as officers and directors of Advanced Viral upon the terms and conditions of separate Severance Agreements (the "Severance Agreements"), and James F. Dicke II, Christopher Forbes, David Seligman, and Eli Wilner were appointed to the board of directors of Advanced Viral. The resignations of Messrs. Bregman, Friedland and Silver were not due to any disagreement with Advanced Viral on any matter relating to Advanced Viral's operations, policies or practices.

         The Severance Agreements provide for, among other things, the payment of $150,000 in one lump sum to each of Messrs. Bregman and Friedland, and the payment of $2,500 to Mr. Silver, in consideration for their resignation as directors and/or officers of Advanced Viral and its subsidiary. In addition, the Severance Agreements provide as follows:

           - That Bregman and Friedland shall have the combined right until November 29, 2003 to appoint one additional member to the Board of Directors of Advanced Viral reasonably acceptable to Advanced Viral, so long as both Bregman and Friedland own shares of Advanced Viral. The Bregman/Friedland designee, if appointed, shall serve on Advanced Viral's Board of Directors until his successor is duly elected and qualified, and may be removed as a member of the Board of Directors of Advanced Viral, with or without cause, by the affirmative vote of the members of Advanced Viral's then Board of Directors at any time following the date which is the earlier to occur of: (i) November 29, 2003 or (ii) the complete divestiture of both Bregman's and Friedland's ownership in Advanced Viral.

          - All agreements regarding the voting or disposition of shares of common stock of Advanced Viral held by each of Bregman and Friedland are terminated.

          - Advanced Viral shall have a right of first refusal to purchase shares of common stock owned by Bregman and Friedland upon the receipt by Bregman or Friedland, as the case may be, of a bona fide offer from an unrelated third party to purchase such shares in an "on-the-market" or "off-the-market" transaction, upon the terms set forth in the Severance Agreements.

          - With respect to the election of directors and compensation packages for directors of Advanced Viral, each of Bregman and Friedland agreed to grant Advanced Viral an irrevocable proxy to vote all the shares of its common stock they beneficially own at any annual, special or adjourned meeting of the stockholders of Advanced Viral until the earlier to occur of November 29, 2003 or, as to those shares sold, the date of the sale of such shares by Bregman or Friedland, as the case may be, to one or more unrelated third parties in a bona fide sale after Bregman or Friedland, as the case may be, shall have first complied with Advanced Viral's right of first refusal described in the Severance Agreements.

          - Advanced Viral agreed, to the fullest extent permitted by Delaware law and its charter documents, to indemnify each of Bregman, Friedland and Silver for all amounts (including reasonable attorneys' fees) incurred or paid in connection with any action, proceeding, suit or investigation arising out of or relating to their performance of services for Advanced Viral.

          - Advanced Viral agreed to continue the directors' and officers' liability insurance for each of Bregman, Friedland and Silver until November 29, 2007.

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         In connection with the Severance Agreements, Advanced Viral obtained a loan in the amount of $200,000 from an affiliate, as evidenced by a Demand Promissory Note (the "Note"). Advanced Viral was obligated to repay the Note upon the receipt by Advanced Viral of proceeds upon the consummation of new financing. The Note was repaid on December 17, 2001.

         On December 17, 2001, we entered into a Stock Purchase Agreement with Harbor View Group, Inc. pursuant to which we issued and sold to Harbor View 1,518,519 shares of our common stock at a negotiated price of $0.27 per share, for a total purchase price of $410,000.

         On December 17, 2001, we entered into a Stock Purchase Agreement with Russel Kuhn pursuant to which we issued and sold to Mr. Kuhn 740,741 shares of our common stock at a negotiated price of $0.27 per share, for a total purchase price of $200,000.

         On December 18, 2001, we entered into a Stock Purchase Agreement with BNC Bach International, Ltd., a British Virgin Islands corporation, pursuant to which we issued and sold to BNC Bach 7,407,407 shares of our common stock at a negotiated price of $0.27 per share, for a total purchase price of $2,000,000.

                                HIGH RISK FACTORS

         During the next 12 months, we expect to incur significant expenditures relating to operating expenses and expenses relating to regulatory filings and clinical trials for Product R. We currently do not have cash availability to meet our anticipated expenditures, however, up to $50 million is available to us under the equity line of credit subject to certain conditions.

         We are currently seeking additional financing. If none of our outstanding options and warrants are exercised, we do not draw down on the equity line of credit, and we obtain no other additional financing, in order for us to achieve the level of operations contemplated by management, management anticipates that we will have to limit intentions to expand operations beyond current levels.

         We anticipate that we will be required to sell additional securities to obtain the funds necessary to further our research and development activities. We are currently seeking debt financing, licensing agreements, joint ventures and other sources of financing, but the likelihood of obtaining such financing on favorable terms is uncertain. Management is not certain whether, at present, debt or equity financing will be readily obtainable on favorable terms. Because of the large uncertainties involved in the FDA approval process for commercial drug use on humans, it is possible that we may never be able to sell Product R commercially. Please see page 5 of the prospectus for a discussion of other risk factors.

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                          MARKET FOR OUR COMMON STOCK

         Our common stock is traded on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol "ADVR." On December 24, 2001 the high and low bid prices for our common stock on the Bulletin Board were $0.270 and $0.265, respectively. As of December 27, 2001, we had 403,296,863 shares of common stock outstanding.

                              SELLING SHAREHOLDERS

         Footnote (2) to the Selling Shareholder table on page 54 of the accompanying prospectus contained a typographical error and should read in its entirety as follows:

         "(2) Represents shares of common stock underlying stock options which are exercisable for the following number of shares and the following per share exercise prices: (a) 3,349,000 shares at $0.18, 75,000 shares at $0.27, and 75,000 shares at $0.36;
                  (b) 236,667 shares at $0.24; (c) 100,000 shares at $0.19;
                  (d) 66,666 shares at $0.24; (e) 500,000 shares at $0.19,
                  500,000 shares at $0.27, and 500,000 shares at $0.36;
                  (f) 4,100,000 shares at $0.18; 4,000,000 shares at $0.19;
                  4,000,000 shares at $0.27; 4,000,000 shares at $0.36; (g)
                  104,000 shares at $0.27 and 270,000 shares at $0.36;
                  (h) 440,000 shares at $0.24; and (i) 4,547,880 shares at
                  $0.24255."


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